SUBJECT COMPANY:

COMPANY DATA:
	COMPANY CONFORMED NAME:   AMERICAN LOCKER GROUP INC.
	CENTRAL INDEX KEY:
	STANDARD INDUSTRIAL CLASSIFICATION:
	IRS NUMBER:				16-0338330
	STATE OF INCORPORATION:		DE
	FISCAL YEAR END:			1231

FILING VALUES:
	FORM TYPE:				SC 13D/A AMMENDMENT NO. 2
	SEC ACT:
	SEC FILE NUMBER:
	FILM NUMBER:

BUSINESS ADDRESS:
	STREET 1:					608 ALLEN STREET
	STREET 2:
	CITY:					JAMESTOWN
	STATE:					NY
	ZIP:						14701
	BUSINESS PHONE:			716-664-9600

MAIL ADDRESS:
	STREET 1:					608 ALLEN STREET
	STREET 2:
	CITY:					JAMESTOWN
	STATE:					NY
	ZIP:						14701
	BUSINESS PHONE:			716-664-9600

E-MAIL ADDRESS:				LJGSMP@AOL.COM
APPLICANT IS A:				FILER
[X]							INITIAL FILER
IRS NUMBER:					13-3100474
TELEPHONE NUMBER:				914-833-0875
PERSON TO RECEIVE EDGAR
INFORMATION, INQUIRIES & CODES:	SANTA MONICA PARTNERS, L.P.

PERSON TO RECEIVE SEC ACCOUNT
INFORMATION & BILLING INVOICES:	SANTA MONICA PARTNERS, L.P.

SIGNATURE: 					LAWRENCE J. GOLDSTEIN
POSITION OR TITLE:				GENERAL PARTNER
DATE:						11/19/01

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASINGTON, D.C.  20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:		AMERICAN LOCKER GROUP INCORPORATED
TITLE OF CLASS OF SECURITIES: 	COMMON STOCK, $1 PAR VALUE
CUSIP NUMBER:				027284108


AUTHORIZED TO RECEIVE
NOTICES & COMMUNICATIONS:	SANTA MONICA PARTNERS, L.P.
						1865 PALMER AVENUE
						LARCHMONT, NY  10538
						(914) 833-0875


DATE OF EVENT WHICH REQUIRES
FILING OF THIS STATEMENT:		NOVEMBER 23, 2001
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CUSIP NUMBER:				027284108
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1. NAME OF REPORTING PERSONS. IRS IDENTIFICATION NUMBERS:
SANTA MONICA PARTNERS LP 		13-3100474
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS:  WC
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5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED TO ITEMS
2(d) OR 2 (e)
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6.	CITIZONSHIP OR PLACE OF ORGANIZATION
NEW YORK
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NUMBER OF		 7.  SOLE VOTING POWER
SHARES				155,700
BENEFICIALLY	-------------------------------------------------
--------------------------------
OWENED BY		 8.  SHARE VOTING POWER
EACH					0
REPORTING		-------------------------------------------------
--------------------------------
PERSON		 9.  SOLE DISPOSITIVE POWER
					155,700
WITH			-------------------------------------------------
--------------------------------
      	10.  SHARED DISPOSITIVE POWER
      				0
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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
     				155,700
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12.	CHECK IF THE AFFREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.5%
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14.	TYPE OF REPORTING PERSON
      PN
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Item 1.		Security and Issuer

		Common stock, par value $1.00, of American Locker
Group, Inc., which has its principal offices at 608 Allen
Street, Jamestown, New York 14701

Item 2.		Identity and Background

Santa Monica Partners, L.P. ("Santa Monica"). Santa Monica is organized under the laws of New York, its principal business is Investments and the address of its principal place of business and Principal office is 1865 Palmer Avenue, Larchmont, New York, 10538.

Santa Monica has not during the last five years been convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The following information is provided as to the sole General
Partner of Santa Monica:

(A) Lawrence J. Goldstein

(B) 1865 Palmer Avenue, Larchmont, N.Y. 10538

(C) General Partner, Santa Monica Partners, L.P., 1865 Palmer
Avenue, Larchmont, N.Y.  10538

(D) During the past five years, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(E) During the past five years, such person was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibition or mandating activities subject to Federal or State Securities laws or finding any violations with respect to such laws.

(F) U.S. Citizenship.

Item 3.		Source and Amount of Funds or Other Consideration

The source of all funds for purchases was working capital of Santa Monica Partners, L.P.

Item 4.		Purpose of the Transaction


Santa Monica had acquired the shares for investment purposes.
Santa Monica intends to review on a continuing basis its investment in the Issuer and may, depending upon its evaluation of the Issuer's business and prospects and upon future development, determine to increase or decrease, or continue to hold as an investment or dispose of the investment in the Issuer.


Item 5.		Interest in Securities of the Issuer


(A) Santa Monica made the following purchases in the open
market:
				Number of Shares
Date of Transaction 	Purchased		Price per share
November 8, 2001		10,200			$9.93

(B) Santa Monica now owns 155,700 shares (7.5%)


Item 6.	Contracts, Arrangements, Understandings or
Relationship to Securities of the Issuer

Neither Santa Monica nor Mr. Goldstein has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the issuer, including, but not limited to the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

Item 7. 	Material to be filed as Exhibits

      SIGNATURE

After reasonable inquiry and to the best of my knowledge I certify that the information set forth in this statement is correct.

November 19, 2001


      SANTA MONICA PARTNERS LP

				By: 	/s/ Lawrence J. Goldstein
		  				Lawrence J. Goldstein
							General Partner

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF
SANTA MONICA PARTNERS LP